

December 30, 2010

Nursel H. Durucakoglu Unal
Economic Counselor
Turkish Embassy
2525 Massachusetts Avenue, N.W.
Washington, D.C. 20008

> **Re: The Republic of Turkey**
> **Registration Statement under Schedule B**
> **File No. 333-170922**
> **Filed December 2, 2010**
>
> **Form 18-K for the Fiscal Year Ended December 31, 2009**
> **Filed September 30, 2010**
> **File No. 033-37817**

Dear Ms. Durucakoglu Unal:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 18-K – Exhibit D
General

1. Please update all statistics to provide the most recent data available. For example, please provide industrial output and energy supply production statistics through

2009 and include disclosure regarding the current medium term economic program.

2. Discuss recent military actions involving the PKK in southeast Turkey.

Recent Developments, page 1

3. Please discuss any material impact that the recent turmoil in the European sovereign debt market has had or is expected to have on the Republic's public finances or economy more generally.

Please include a comprehensive overview of the Republic's current economic position. This discussion should address the significance of the IMF's Article IV consultation. Please discuss the IMF's preliminary conclusions and those included in the second post-program monitoring discussions, and disclose the impact on the Republic's public finances or economy more generally. Also discuss the Republic's decision not to sign an IMF stand-by arrangement.

Political Conditions, page 3

4. Please expand this section to provide an overview of the current political conditions in the Republic. Discuss any material events resulting from the opposition of secular and non-secular views of government in the Republic. Disclose the recent status of the trial of current and retired members of the military for an alleged coup attempt.

International Relations, page 11

5. Please discuss the current status of international relations between the Republic and the State of Israel, similar to discussions relating to Greece, Armenia and other countries.

Population, page 14

6. Please include demographic information, such as age distribution and population growth rate for a five-year period.

European Union, page 17

7. Disclose briefly the nature of the benchmarks that are conditions to closing chapters that have been opened for accession negotiations.

8. Please update this section to discuss the EU Commission's annual progress report for 2010. Discuss current levels of support for EU membership in Turkey.

Employment and Wages, page 47

9. Noting that the Turkish economy experienced negative effects from the global financial crisis in 2009, please explain why the wages and salaries of civil servants continued to increase in 2009. Furthermore, please describe any effects the continued increase in employee compensation had on Turkey's worsening economy.

Current Account, page 63

10. Disclose the current account deficit as of the most recent practicable date, and compare the current account deficit to government forecasts.

Foreign Direct Investment, page 74

11. Discuss the reasons for material changes in foreign direct investment.

The Central Bank, page 80

12. Please disclose recent interest rate changes and the reasons for such changes.

Debt, page 128

13. Please provide disclosure regarding each issuance of internal and external debt as of the most recent date practicable.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Steven G. Tepper (via facsimile)
        Arnold & Porter LLP
        (212) 715-1399